SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

This amendment No. 1 on Form 6-K/A (“Amendment”) amends the second Report on Form 6-K for the month of October 2012 (“Original Report”) furnished to the Securities and Exchange Commission by Fresenius Medical Care AG & Co. KGaA (the “Registrant”) on October 31, 2012 (“Original Filing Date”).  This amendment is being filed solely to clarify the previous discussion of the U.S. Budget Control Act of 2011 contained in the original report.  The following paragraph amends and supersedes the seventh paragraph under the caption “Financial Condition and Results of Operations — Overview” in the Original Report:

On August 2, 2011 the U.S. Budget Control Act of 2011 (‘‘Budget Control Act’’) was enacted, which raised the U.S.’s debt ceiling and put into effect a series of actions for deficit reduction. In addition, the Budget Control Act created a 12-member Congressional Joint Select Committee on Deficit Reduction that was tasked with proposing additional revenue and spending measures to achieve additional deficit reductions of at least $1.5 trillion over ten years, which could include reductions in Medicare and Medicaid. The Joint Congressional Committee failed to make recommendations to Congress by the November 23, 2011 deadline established by the Budget Control Act. As a result of this failure, and unless Congress acts in some other fashion, automatic across the board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all Federal government programs, will take effect January 2, 2013. The Budget Control Act’s reduction in reimbursements to Medicare providers will be limited to one adjustment of no more than 2%, which is scheduled to take effect on January 2, 2013 and continue through 2021.  The President has stated that he will veto any legislation that would repeal the automatic budget cuts without a bipartisan solution to deficit reduction.  The Medicare reimbursement reduction would be independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

The Registrant is furnishing this Amendment solely to furnish the clarification set forth above. Other as set forth above, no part of the Original Report is being amended, and the furnishing of this Amendment should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to the Original Filing Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 5, 2012

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its general partner

By:	/s/ DR. BEN J. LIPPS
Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and
Chairman of the Management Board of the General Partner

By:	/s/ MICHAEL BROSNAN
Name:	Michael Brosnan
Title:	Chief Financial Officer and
member of the Management Board of the General Partner